UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

EMI Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29137P109

(CUSIP Number)

Yutaka Niihara, M.D., M.P.H.

21250 Hawthorne Boulevard, Suite 800

Torrance, California 90503

(310) 214-0065

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29137P109	2 of 5

1.	Name of reporting person. Yutaka Niihara, M.D., M.P.H.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) ☑ (B) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	29137P109	3 of 5

1.	Name of reporting person. Soomi Niihara
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) ☑ (B) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	29137P109	4 of 5

This Amendment No. 7 (this “Amendment”) relates to the Schedule 13D filed on May 6, 2011, as amended by Amendments Nos. 1 - 6 filed on April 23, 2015, April 27, 2015, April 27, 2015, November 25, 2015, December 14, 2918 and January 14, 2019, respectively (as so amended, the “Amended Schedule 13D”), by Dr. Yutaka Niihara and his wife, Soomi Niihara (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of EMI Holding, Inc. (formerly known as Emmaus Life Sciences, Inc.) (the “Issuer”). The Issuer’s principal executive offices are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Items 2 and 5 - 7 of the Amended Schedule 13D are hereby further amended and supplemented by the following information:

Item 2. Identity and Background

(a) Dr. Niihara is the Chairman and Chief Executive Officer of the Issuer. Mrs. Niihara is the President of Hope International Hospice, Inc. Dr. Niihara and Mrs. Niihara are not otherwise employed.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified in Item 1 of the Amended Schedule 13D beneficially owned by each of the Reporting Persons is incorporated herein by reference to rows 11 and 13 of the Cover Page relating to each Reporting Person.

(b) Information about the powers that each of the Reporting Persons has relative to the shares beneficially owned by him or her is incorporated herein by reference to rows 7 through 10 of the Cover Page relating to each Reporting Person.

(c) The Reporting Persons disposed of all shares of Common Stock beneficially owned by them pursuant to the merger described in Item 6, below, which information is incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 4, 2019, as amended (as so amended, the “Merger Agreement”), among the Issuer, MYnd Analytics, Inc. (“Parent”) and Athena Merger Subsidiary, Inc. (“Merger Sub”), on July 17, 2019 Merger Sub merged (the “Merger”) with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent. See the information in Item 7 of this Amendment, which information is incorporated herein by reference.

In the Merger, each share of common stock beneficially owned by the Reporting Persons and other stockholders of the Issuer, other than shares owned by the Issuer, Parent and Merger Sub and by any stockholders who properly exercised appraisal rights under Delaware law, was cancelled in exchange for the right to receive 1.0504547 shares of common stock of Parent (after giving effect to a 1-for-6 reverse stock split effected by Parent immediately prior to the Merger).

Item. 7. Material to be Filed as Exhibits

The Merger Agreement is hereby incorporated by reference to Annex A of the joint proxy statement/prospectus filed by Parent with the Securities and Exchange Commission on June 14, 2019 under Rule 424 of the Securities Act of 1933, as amended.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2019	By	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., M.P.H.

	By	/s/ SOOMI NIIHARA
Soomi Niihara